Filed by US BioEnergy Corporation pursuant to Rule 425 under the
Securities Act of 1933, as amended, and deemed filed pursuant to
Rule 14a-12 under the Securities Exchange Act of 1934, as amended.
Subject Company: Millennium Ethanol, LLC
Subject Company’s Commission File No.: 000-52608
On May 31, 2007, Millennium Ethanol, LLC and US BioEnergy Corporation issued a joint press release announcing that Millennium Ethanol and US BioEnergy had entered into an Agreement and Plan of Merger, dated as of May 31, 2007. The text of the press release follows.
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US BIOENERGY TO ACQUIRE MILLENNIUM ETHANOL
ADDING 100 MGY OF PRODUCTION CAPACITY
— Major transaction to boost US BioEnergy’s expected production to 700 mgy in 2008 —
— Total transaction value, including debt projected to be incurred to build the plant, of approximately
$225 million to $230 million —
ST. PAUL, Minnesota and MARION, South Dakota (May 31, 2007) — US BioEnergy Corporation (NASDAQ: USBE), one of the largest producers of ethanol in the United States, and Millennium Ethanol, LLC today announced that US BioEnergy has agreed to acquire Millennium. Millennium is currently constructing a plant near Marion, South Dakota and is expected to begin production in the first quarter of 2008. The plant is expected to produce approximately 100 million gallons of ethanol per year (mgy) and 320,000 tons of dried distillers grains annually. With this acquisition, US BioEnergy will have 8 plants in 6 states with expected total production of 700 MGY by the end of 2008.
Gordon Ommen, CEO of US BioEnergy Corporation, stated, “We are very proud to have the opportunity to partner with Millennium Ethanol, Fremar Farmers Cooperative and its members and to carry forward their vision and hard work through the completion and operation of the Marion plant. Millennium is the fifth plant we have added to the US Bio family through acquisition and we are humbled by the confidence they have shown in our company. It is partnerships such as these that are the backbone of US Bio. We are also excited about having Millennium’s approximately 900 shareholders, many of whom are farmers, become shareholders of US Bio. This fits well with our existing shareholder base, including CHS and their 325,000 farmer owners.”
Millennium Ethanol was established in 2005 through the participation of individuals and businesses in South Dakota committed to supporting the country’s need for renewable fuels. Upon completion of the plant, US BioEnergy is expected to procure its entire corn supply for the Marion plant from FREMAR, LLC.
Steve Domm, CEO of Millennium Ethanol, stated, “We are excited about the merger with US BioEnergy. It allows us to gain access to geographic diversity, management resources and cutting edge technology. We are also gaining access to capital resources and will be able to capitalize on the economies of a larger scale. Millennium Ethanol was established to support the farmers in this community and to be the low cost producer in the Upper Midwest and those principles will continue to serve as the guide under US Bio’s leadership.”
The aggregate consideration payable to Millennium’s members in the transaction is approximately $135 million payable in US BioEnergy common stock, cash, or any combination thereof at US BioEnergy’s election; provided that, in no event will US BioEnergy issue more than 11.5 million shares of stock in the transaction. If US BioEnergy would otherwise be required to issue more than 11.5 million shares of stock to provide approximately $135 million of value, US BioEnergy will pay the balance of the consideration in cash. If, however, the closing price of US BioEnergy’s common stock for the ten trading days immediately prior to the special meeting of Millennium’s members to approve the merger is greater than or equal to $15.88 per share, the aggregate consideration payable to Millennium’s members will be 8.5 million shares of US BioEnergy common stock.
Total aggregate borrowings to fund completion of the Marion plant are expected to be approximately $90-$95 million, none of which has been incurred to date. Subject to lender consent for the transaction, Millennium Ethanol has credit arrangements in place to fully fund the expected borrowings.
The proposed transaction is subject to customary closing conditions and regulatory approvals, including the approval of Millennium’s members. The transaction is expected to close in the third quarter of this year and has been unanimously approved by the governing boards of US BioEnergy and Millennium, respectively.
About US BioEnergy Corporation
US BioEnergy Corporation is a producer and marketer of ethanol and distillers grains. The company currently owns and operates four ethanol plants and has three additional ethanol plants under construction. Upon completion of these initiatives, the company will own and operate seven plants with combined expected ethanol production capacity of 600 million gallons per year.
Additional Information About the Merger and Where to Find It
US BioEnergy and Millennium Ethanol intend to file a proxy statement/prospectus and other relevant materials with the Securities and Exchange Commission (the “SEC”) in connection with the proposed acquisition of Millennium Ethanol by US BioEnergy. Investors are urged to read the proxy statement/ prospectus and other relevant materials (when they become available) because they will contain important information. The prospectus/proxy statement and other relevant materials (when they become available) and any other documents filed by US BioEnergy or Millennium Ethanol with the SEC may be obtained free of charge at the SEC’s website (http://www.sec.gov). In addition, investors may obtain free copies of the prospectus/proxy statement and other relevant materials (when they become available) and other documents filed with the SEC by US BioEnergy by directing a request to US BioEnergy Corporation, Attention: Investor Relations, at 5500 Cenex Drive, Inver Grove Heights, Minnesota 55077, (651) 554-5491 Investors may obtain free copies of the prospectus/proxy statement and other relevant materials (when they become available) and other documents filed with the SEC by Millennium by directing a request to Millennium Ethanol, LLC, Attention: Steve Domm, at 44608 273rd St., Marion, South Dakota 57403, (605) 648-3941.
Millennium Ethanol, LLC and its directors and officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect to the proposed transactions. Information regarding the identity of each participant and a description of each participant’s direct or indirect interest in the solicitation from the proxy materials relating to the proposed transaction, when those materials become available.

Forward-looking Statements
Certain matters discussed in this news release are “forward-looking statements.” The Private Securities Litigation Reform Act of 1995 has established that these statements qualify for safe harbors from liability. Forward-looking statements may include words like “believe,” “anticipate,” “target,” “expect,” “pro forma,” “estimate,” “intend,” “guidance” or words of similar meaning. These statements include, but are not limited to, the benefits of the business combination transaction involving US BioEnergy Corporation and Millennium Ethanol, including future results, expectations regarding the construction schedule and capacity of the Marion plant and other statements that are not historical facts. Such statements are based on current beliefs, expectations, forecasts and assumptions of US BioEnergy Corporation’s and Millennium Ethanol, LLC’s management, which are subject to risks and uncertainties which could cause actual outcomes and result to differ materially from these statements. Other risks and uncertainties relating to the proposed transaction include, but are not limited to the satisfaction of conditions to closing; including receipt of member, regulatory and other consents and approvals; delays in consummating the proposed transaction; uncertainty of the expected financial performance of US BioEnergy Corporation following completion of the proposed transaction; fluctuations in the market prices and trading volumes of US BioEnergy common stock; difficulties in achieving expected cost savings, synergies and other strategic benefits; and difficulties associated with the integration of Millennium Ethanol with US BioEnergy’s operations. For more information regarding other related risks, see Item 1A of US BioEnergy Corporation’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and Item 1A of Millennium Ethanol, LLC’s Registration Statement on Form 10 filed with the SEC on April 30, 2007. Copies of these reports are available online at http://www.sec.gov. Any forward-looking statement speaks only as of the date such statement was made, and neither US BioEnergy nor Millennium Ethanol undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement was made except as required by applicable laws or regulations.
Investor Contact:
US BioEnergy Corporation
Investor Relations
651-554-5491
investor@usbioenergy.net
Media Contacts:
US BioEnergy Corporation
JD Bergquist
651-554-5362
media@usbioenergy.net
Integrated Corporate Relations
James McCusker
203-682-8200
jmccusker@icrinc.com
Millennium Contact:
Steve Domm, Chief Executive Officer
800-658-3544
sdomm@fremarcoop.com